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                            February 25, 2021

       Sachin Shah
       Chief Executive Officer
       Brookfield Asset Management Reinsurance Partners Ltd.
       c/o Brookfield Bermuda Ltd.
       73 Front Street, 5th Floor
       Hamilton, HM 12, Bermuda

                                                        Re: Brookfield Asset
Management Reinsurance Partners Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted February
11, 2021
                                                            CIK. No. 0001837429

       Dear Mr. Shah:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement Submitted February 11,
2021

       Corporate Structure, page 76

   1. We note the new footnote disclosures in response to prior comment 5. Please revise the chart to include this
disclosure of the ownership BAM Re Class B Partners will have in your class A
exchangeable shares and the economic interest in your company of your class A exchangeable
shares, class B shares and class C shares.
       Executive Compensation, page 132

   2. Please update your executive compensation disclosure to reflect the most recently completed fiscal year.
 Sachin Shah
Brookfield Asset Management Reinsurance Partners Ltd.
February 25, 2021
Page 2

       You may contact Rolf Sundwall at 202-551-3105 or Bonnie Baynes at 202-551-4924 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameSachin Shah                      Sincerely,
Comapany NameBrookfield Asset Management Reinsurance Partners Ltd.
                                                   Division of Corporation
Finance
February 25, 2021 Page 2                           Office of Finance
FirstName LastName